HumanQ Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended January 31, 2022 and 2023

HumanQ
Balance Sheet
As of January 31, 2022

ASSETS
Current Assets
Bank Accounts

First Republic Checking	$	1,356,348
Total Bank Accounts	**$**	**1,356,348**

Accounts Receivable

Accounts Receivable	$	261,075
Total Accounts Receivable	**$**	**261,075**

Other Current Assets

Prepaid Expenses	$	6,915
Taxes Receivable		1,754
Unbilled Receivable		33,300
Vendor Receivable		13,192
Total Other Current Assets	**$**	**55,161**
Total Current Assets	**$**	**1,672,585**
TOTAL ASSETS	**$**	**1,672,585**

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable

Accounts Payable (A/P)	$	82,899
Total Accounts Payable	**$**	**82,899**

Credit Cards

AMEX 1004	$	18,419
Total Credit Cards	**$**	**18,419**

Other Current Liabilities

Deferred Revenue	$	309,010
Payroll Taxes Payable		143
Total Other Current Liabilities	**$**	**309,153**
Total Current Liabilities	**$**	**410,471**

Long-Term Liabilities

Interest Payable - Loan	$	2,631

Loans - LT

Loans - LT - EIDL	$	104,100
Loans - LT - Loan from Founder		62,501

Total Loans - LT	$	**166,601**
Total Long-Term Liabilities	$	**169,232**
Total Liabilities	$	**579,703**
Equity		
Common Stock		1,599.10
Preferred Stock		
Preferred Stock - Legal Costs	$	(52,598.8)
Preferred Stock - Series Seed 1		950,000
Preferred Stock - Series Seed 2		1,944,999
Subscribed Preferred Stock-Series Seed		-
Total Preferred Stock	$	**2,842,400**
Retained Earnings		(1,713,537)
Net Income		(37,581)
Total Equity	$	**1,092,881**
TOTAL LIABILITIES AND EQUITY	$	**1,672,585**

HumanQ
Balance Sheet
As of January 31, 2023

ASSETS
Current Assets
Bank Accounts

First Republic Checking	$	219,912
Total Bank Accounts	**$**	**219,912**

Accounts Receivable

Accounts Receivable	$	133,200
Total Accounts Receivable	**$**	**133,200**

Other Current Assets

Prepaid Expenses	$	23,935
Prepaid Insurance		1,546
R&D Receivable		5,208
Taxes Receivable		1,754
Unbilled Receivable		7,290
Total Other Current Assets	**$**	**39,733**
Total Current Assets	**$**	**392,846**

Other Assets

Intangible Asset - Domain	$	20,209
Total Other Assets	**$**	**20,209**
TOTAL ASSETS	**$**	**413,054**

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable

Accounts Payable (A/P)	$	4,807
Total Accounts Payable	**$**	**4,807**

Credit Cards

AMEX 1004	$	26,463
Total Credit Cards	**$**	**26,463**

Other Current Liabilities

Accrued Expenses	$	81,702
Deferred Revenue		91,293
Payroll Taxes Payable		249
Total Other Current Liabilities	**$**	**173,244**
Total Current Liabilities	**$**	**204,514**

Long-Term Liabilities		
Interest Payable - Loan	$	443
Loans - LT		
Loans - LT - EIDL	$	104,100
Total Loans - LT	$	**104,100**
Total Long-Term Liabilities	$	**104,543**
Total Liabilities	$	**309,056**
Equity		
Common Stock	$	1,599
Preferred Stock		
Preferred Stock - Legal Costs	$	(52,599)
Preferred Stock - Series Seed 1		950,000
Preferred Stock - Series Seed 2		1,999,999
Total Preferred Stock	$	**2,897,400**
Retained Earnings		(2,844,949)
Net Income		49,947
Total Equity	$	**103,998**
TOTAL LIABILITIES AND EQUITY	$	**413,054**

HumanQ
Profit and Loss
fiscal year ended January 31, 2022 (February 1, 2021 through January 31, 2022)

Income
  Coaching and Plaform Fees

Platform Fees	$	155,037
Coaching Tracks		588,207
Total Coaching and Platform Fees	**$**	**743,244**
Coaching Workshops	$	342
Mind Breaks		7,800
Total Income	**$**	**751,386**

Cost of Goods Sold

Coaches	$	251,225
Hosting and Online Expenses		2,660
Total Cost of Goods Sold	**$**	**253,885**
Gross Profit	**$**	**497,501**
Gross Profit %		66.2%

Expenses

Advertising, Marketing & Promotional	$	2,893
Commission Expense		12,850

  Computer & Internet

Equipment & Hardware		1,870
Marketing Services		4,736
Sales Tools		4,800
Software & Email Services		21,783
Web Design & Hosting		3,396
Total Computer & Internet	**$**	**36,585**

  Contracting Services

EA Services	$	41,360
Team		9,360
Total Contracting Services	**$**	**50,720**
Dues, Memberships and Subscriptions		6,621
Gifts		72
Insurance		17,943
Interest		3,342
License and Fees		555
		1,288
Office Expenses		383
Payroll Expenses		146,711
Phone / Cell Phone		1,362

Postage, Shipping & Delivery		446
Professional Services		
Accounting & Tax Prep		35,982
Full Time Contractors - Core Team		171,268
Internal Coaching Services		859
Legal Services		35,762
Technology		477,950
Total Professional Services	$	**721,821**
Travel		3,276
Total Expenses	$	**1,006,869**
Net Operating Income	$	**(509,368)**
Other Income		
Other Miscellaneous Income	$	43,301
Total Other Income	$	**43,301**
Other Expenses		
Corporate Tax	$	1,007
Interest Charge		4,607
Total Other Expenses	$	**5,614**
Net Other Income	$	**37,687**
Net Income	$	**(471,681)**

HumanQ
Profit and Loss
fiscal year ended January 31, 2023 (February 1, 2022 through January 31, 2023)

Income		
Sales		
Coaching Tracks	$	1,155,889
Admin Fee		2,035
Program Design Fee		57,183
Program Management Fee		105,528
Total Coaching Tracks	$	**1,320,636**
Coaching Workshops		2,058
Total Income	$	**1,322,694**
Cost of Goods Sold		
Coaches	$	271,359
Hosting and Online Expenses		677
Total Cost of Goods Sold	$	**272,036**
Gross Profit	$	**1,050,658**
Expenses		
Advertising, Marketing & Promotional	$	8,733
Lead Generating Services		16,625
Social Media Marketing		27,300
Total Advertising, Marketing & Promotional	$	**52,658**
Bank Charges		811
Charitable Donations		100
Computer & Internet		
Equipment & Hardware		1,747
Marketing Services		784
Sales Tools		4,800
Software & Email Services		52,481
Technology Services		41,817
Web Design & Hosting		4,676
Total Computer & Internet	$	**106,305**
Contracting Services		
Team	$	23,920
Total Contracting Services	$	**23,920**
Dues, Memberships & Subscriptions		9,386
Expos and Conferences		1,031
Filing Fees		368
Gifts		81
Insurance		34,081

Licenses & Fees		450
Meals & Entertainment		3,609
Off-Site Office Space		393
Office Expenses		
Office Supplies	$	207
Total Office Expenses	$	**207**
Payroll Expenses		
Employee Benefits	$	34,333
Internal Payroll		846,189
Payroll Service		2,040
Payroll Taxes		66,404
Total Payroll Expenses	$	**948,967**
Phone / Cell Phone		3,572
Postage, Shipping & Delivery		632
Professional Services		
Accounting & Tax Prep	$	55,390
Full Time Contractors - Core Team		24,333
Internal Coaching Services		2,818
Legal Services		59,285
Recruiting		404
Technology		771,519
Total Professional Services	$	**913,750**
Taxes Paid		2,914
Travel		
Airfare and Trains		2,336
Lodging		1,792
Taxi/Transit/Parking/Tolls		1,687
Travel Meals		203
Total Travel	$	**6,018**
Total Expenses	$	**2,109,252**
Net Operating Income	$	**(1,058,593)**
Other Income		
Other Miscellaneous Income	$	22,059
Total Other Income	$	**22,059**
Other Expenses		
Corporate Tax	$	1,078
Interest Charge		6,271
Total Other Expenses	$	**7,349**

Net Other Income	$	14,710
Net Income	$	(1,043,883)

HumanQ
Statement of Cash Flows
February 2021 - January 2022

		Total
OPERATING ACTIVITIES		
Net Income		-471,680.61
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-213,315.00
Prepaid Expenses		-3,916.65
Taxes Receivable		-1,754.30
Unbilled Receivable		-33,300.00
Vendor Receivable		-13,191.52
Accounts Payable (A/P)		-84,799.00
AMEX 1004		16,752.07
Accrued Expenses		-5,878.00
Deferred Revenue		231,255.30
Other Current Liabilities:Payroll Taxes Payable		-34,718.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**142,865.42**
Net cash provided by operating activities	-$	**614,546.03**
FINANCING ACTIVITIES		
Interest Payable - Loan		351.56
Loans - LT:Loans - LT - Loan from Founder		-105,000.00
Loans - LT:Loans - LT - SBA		-23,200.00
Preferred Stock:Preferred Stock - Legal Costs		-52,598.75
Preferred Stock:Preferred Stock - Series Seed 2		1,944,999.14
Retained Earnings		-6,667.93
Net cash provided by financing activities	$	**1,757,884.02**
Net cash increase for period	$	**1,143,337.99**
Cash at beginning of period		213,010.40
Cash at end of period	$	**1,356,348.39**

HumanQ
Statement of Cash Flows
February 2022 - January 2023

		Total
OPERATING ACTIVITIES		
Net Income		-1,043,883.36
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		127,875.00
Prepaid Expenses		-17,019.93
Prepaid Insurance		-1,545.81
R&D Receivable		-5,208.00
Unbilled Receivable		26,010.00
Vendor Receivable		13,191.52
Accounts Payable (A/P)		-78,091.75
AMEX 1004		8,044.06
Accrued Expenses		81,702.00
Deferred Revenue		-217,717.62
Other Current Liabilities:Payroll Taxes Payable		106.19
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	62,654.34
Net cash provided by operating activities	-$	1,106,537.70
INVESTING ACTIVITIES		
Intangible Asset - Domain		-20,208.57
Net cash provided by investing activities	-$	20,208.57
FINANCING ACTIVITIES		
Interest Payable - Loan		-2,188.44
Loans - LT:Loans - LT - Loan from Founder		-62,501.32
Preferred Stock:Preferred Stock - Series Seed 2		55,000.00
Net cash provided by financing activities	-$	9,689.76
Net cash increase for period	-$	1,136,436.03
Cash at beginning of period		1,356,348.39
Cash at end of period	$	219,912.36

HumanQ Inc
Statement of Changes in Equity

HumanQ

Statement of Changes in Equity

	Fiscal Year Ended 1/31/2022	**Fiscal Year Ended 1/31/2023**
Balance at February 1	$1,092,882	$1,092,881
Common Stock	$1,599	$1,599
Preferred Stock Issued	$2,842,400	-
Retained Earnings	$(1,241,856)	$(1,713,537)
Net Income	$(471,681)	$49,947
Balance at January 31	$1,092,881	$103,998

Unaudited

HumanQ Inc
Notes to the Financial Statements
For the fiscal year ended January 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

HumanQ Inc (the "Company") is a corporation organized on January 01, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.